FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 24, 2002


                                 AERCO LIMITED
                -----------------------------------------------
                (Translation of registrant's name into English)

                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
               --------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form-20F or Form 40-F.

               Form 20-F  X                        Form 40-F
                         ---                                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                                       No  X
                   ---                                      ---

                               INDEX TO EXHIBITS

ITEM:
----

1.   Press release dated January 23, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               AERCO LIMITED


Dated: January 24, 2002                        By /s/ George Adrian Robinson
                                                 -----------------------------
                                                 Name:  George Adrian Robinson
                                                 Title: Director

                                                                         Item 1


                                                               January 23, 2002

                                 AerCo Limited
                                 Press Release


The Board of Directors of AerCo Limited is pleased to announce the appointment of Peter Sokell as an Independent Director of AerCo Limited with effect from today. This appointment is to fill the vacancy created by the retirement of Frederick W. Bradley Jr. last year.

Mr. Sokell is an independent consultant. Between 1990 and 1997, Mr. Sokell was Managing Director of Citibank's Aviation Group. Based in London, he led a team of professionals responsible for all of Citibank's aviation business interests in Europe (including Russia and the N.I.S.), Africa and the Middle East. Prior to his appointment to Citibank's Aviation Group, between 1985 and 1989, Mr. Sokell was an Executive Director of Spectrum Capital Limited. In 1979, Mr. Sokell established the National Westminster Bank's Global Aviation Group and managed this operation until 1985. Mr. Sokell has been a Director of Air 2 US since November 1999.

Any questions regarding this press release should be directed to Patrick Dalton or Frauke Oberdieck of debis AirFinance Ireland plc, as Administrative Agent, at +353 61 723607 and +353 61 723630 respectively.